# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, Portland, Oregon (OR), 097209
Date of event which requires filing of this statement: 04/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-24-003017
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Shulamit Leviant, Esq., Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York (NY), 10022, 212-446-4053; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- M.H. Davidson & Co. (CIK 0001336624): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 555; sole dispositive power 0; shared dispositive power 555; aggregate amount beneficially owned 555 (0% of the class)
- Davidson Kempner Opportunistic Credit LP (CIK 0001981303): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 71,559; sole dispositive power 0; shared dispositive power 71,559; aggregate amount beneficially owned 71,559 (0.35% of the class)
- DKOF VI Trading Subsidiary LP (CIK 0002015526): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,270,442; sole dispositive power 0; shared dispositive power 1,270,442; aggregate amount beneficially owned 1,270,442 (6.22% of the class)
- DK VCSA Lender LLC (CIK 0002033017): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 12,523,352; sole dispositive power 0; shared dispositive power 12,523,352; aggregate amount beneficially owned 12,523,352 (19.99% of the class)
  Comment: Includes 12,348,527 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes). The conversion of the Notes reported herein is subject to (i) prior to receipt of Stockholder Approval, the change of control provisions of the Revolving Credit Agreement, NASDAQ Listing Standard Rule 5635(b) and NASDAQ Listing Standard Rule 5635(d); and (ii) after receipt of Stockholder Approval, the change of control provisions of the Revolving Credit Agreement (the "Change of Control Rules"), and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 38.20%.
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,865,908; sole dispositive power 0; shared dispositive power 13,865,908; aggregate amount beneficially owned 13,865,908 (19.99% of the class)
  Comment: Includes 12,348,527 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes). The conversion of the Notes reported herein is subject to the Change of Control Rules, and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 42.30%.
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,865,908; sole dispositive power 0; shared dispositive power 13,865,908; aggregate amount beneficially owned 13,865,908 (19.99% of the class)
  Comment: Includes 12,348,527 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes). The conversion of the Notes reported herein is subject to the Change of Control Rules, and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 42.30%.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, Portland, Oregon (OR), 097209
Comment: This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 22, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 9 supplements Items 4 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
As reported in Amendment No. 2 to the Schedule 13D, on February 3, 2025, DK submitted to the Special Committee a letter (the "Initial Offer") setting forth a non-binding offer to acquire all of the outstanding share capital of the Issuer not owned by DK. The Initial Offer was improved, as reported in Amendment No. 3 to the Schedule 13D filed on March 3, 2025 removing the credit agreement amendment condition contained in the Initial Offer, as reported in Amendment No. 4 to the Schedule 13D filed on March 12, 2025 outlining a proposed efficient two-step transaction structure, which (i) aligned the estimated transaction closing date for the proposed DK transaction with the existing Casago agreement, (ii) reduced the minimum liquidity threshold by 33%, and (iii) provided the ability to obtain interim funding between the signing and closing period for the proposed DK transaction, as reported in Amendment No. 5 to the Schedule 13D filed on March 14, 2025 increasing the cash consideration purchase price to $5.75 per share (the "Second Further Updated Offer"), and as reported in Amendment No. 6 to the Schedule 13D filed on March 17, 2025 further enhancing the terms of the Second Further Updated Offer by (i) removing the Unit Count Purchase Price Adjustment; (ii) removing the Liquidity Purchase Price Adjustment; (iii) increasing the amount of interim funding available between the signing and closing period for the proposed DK transaction to up to $20 million; (iv) increasing the reverse termination fee from $5.825 million to $10 million; (v) adding a closing delay penalty that increases the reverse termination fee by $500,000 per week for any delay past six weeks, subject to a $2 million cap; (vi) agreeing to toll creditor remedies under the convertible notes; (vii) removing the closing condition that there is no default under the existing revolving credit agreement; and (viii) increasing the cap on monetary damages for willful breach to $15 million. As reported in Amendment No. 7 to the Schedule 13D filed on March 24, 2025, DK sent a letter to the Special Committee regarding its proposals to acquire all of the outstanding share capital of the Issuer not owned by DK. As reported in Amendment No. 8 to the Schedule 13D filed March 31, 2025, DK sent a letter to the Special Committee further enhancing the terms of its prior offers by increasing the cash consideration purchase price to $5.83 per share.

On April 14, 2025, DK sent a letter to the Special Committee responding to the letter received by DK from the Special Committee dated April 12, 2024 and summarizing the various enhancements DK has made to its offer (the "April 14 Letter"). A copy of the April 14 Letter is filed as Exhibit 99.14 to this Amendment No. 9, and the information set forth in the April 14 Letter is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.14: Letter, dated April 14, 2025, from Davidson Kempner to the Special Committee of the Board.

## Signatures
- M.H. Davidson & Co.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP., General Partner of CO (04/15/2025)
- Davidson Kempner Opportunistic Credit LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKOPPC GP, General Partner of DKOPPC (04/15/2025)
- DKOF VI Trading Subsidiary LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Drawdown GP Topco LLC, Managing Member of DKOF VI GP, General Partner of DKOF VI (04/15/2025)
- DK VCSA Lender LLC: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Madave, Manager of DK VCSA Lender (04/15/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (04/15/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (04/15/2025)